Exhibit 99.1

Cellectis Appoints Rainer Boehm, M.D. and Hervé Hoppenot to Board of Directors

NEW YORK--(BUSINESS WIRE)--June 28, 2017--Regulatory News:

Cellectis (Paris:ALCLS) (NASDAQ:CLLS) (Alternext: ALCLS; Nasdaq: CLLS), a clinical-stage biopharmaceutical company focused on developing immunotherapies based on gene-edited CAR T-cells (UCART), today announced that it has appointed Rainer Boehm, M.D. and Hervé Hoppenot to its Board of Directors.

“We are delighted to welcome Rainer Boehm and Hervé Hoppenot to our Board. Rainer’s experience in drug commercialization will be invaluable as we work to develop the next generation CAR T-cell immunotherapies. Hervé brings deep expertise in oncology which will be a major benefit to our team we continue to innovate to bring UCART product candidates to the clinic,” said André Choulika, CEO Cellectis. “With these two esteemed leaders, we are adding to the expertise of our Board of Directors to help guide Cellectis into our next phase.”

Rainer Boehm spent 29 years at Novartis, working locally, regionally and globally in various Senior Management roles, after building his career in Marketing & Sales and Medical Affairs. He led all emerging markets regions as well as the United States and Canada, either for Oncology or the Pharmaceuticals division. His most recent assignments were Chief Commercial and Medical Affairs Officer globally for Novartis Pharma, as well as ad interim CEO and Division Head Pharma. Rainer launched and oversaw the commercialization of many brands during his career, amongst them Femara, Zometa and Glivec, as well as Cosentyx and Entresto. His broad interests include leadership development, coaching and mentoring, access to medicines and new business models including solutions to leverage digital medicines and real world evidence. Rainer has a medical degree from the University of Ulm in Germany, and a Master of Business Administration from Schiller University in France.

“I am honored to join the Board and look forward to providing strategic advice on drug commercialization to strengthen Cellectis’ market leading position. Cellectis is a company with tremendous potential,” said Rainer Boehm, Cellectis’ newest Board member. “I see exciting opportunities for Cellectis to address unmet medical needs and make a meaningful difference in people’s lives. What Cellectis is accomplishing is transformative and we have the potential to move the needle forward for healthcare in a positive way.”

Hervé Hoppenot joined Incyte Corporation in 2014 as President and Chief Executive Officer, and was appointed Chairman of the Board of Directors in 2015. Incyte is one of the fastest growing biopharmaceutical companies in the U.S. Incyte’s team of more than 1,000 scientists, clinicians, and other team members operating in 15 countries, strives to discover and develop first-in-class and best-in-class medicines for cancer and other diseases. The Company is advancing a diverse portfolio of large and small molecules comprised of 18 development candidates against 14 different molecular targets and in 2016 Incyte reported revenue of more than $1 billion.

Prior to joining Incyte, Mr. Hoppenot was the President of Novartis Oncology, which included $11 billion in global sales, the largest oncology pipeline in the industry and 8000 employees in 50 countries. Prior to joining Novartis in 2003, Mr. Hoppenot started his career in 1983 with Rhone Poulenc, later known as Aventis, where he served in several senior roles of increasing responsibility, including Vice President of Oncology and Head of the US Oncology business unit. He and his family are dual citizens of France and the United States, having moved to the U.S. in 1991.

"Despite many advances in oncology, there remains a need to continue to advance the science to meet the needs of patients. Through its work in developing CAR T immunotherapies, Cellectis has an opportunity to make a significant contribution to the treatment of cancer,” Mr. Hoppenot said. "I am excited to be joining the Cellectis Board during this important time of growth."

About Cellectis

Cellectis is a clinical-stage biopharmaceutical company focused on developing a new generation of cancer immunotherapies based on gene-edited T-cells (UCART). By capitalizing on its 17 years of expertise in gene editing – built on its flagship TALEN® technology and pioneering electroporation system PulseAgile – Cellectis uses the power of the immune system to target and eradicate cancer cells. Using its life-science-focused, pioneering genome engineering technologies, Cellectis’ goal is to create innovative products in multiple fields and with various target markets. Cellectis is listed on the Nasdaq market (ticker: CLLS) and on the NYSE Alternext market (ticker: ALCLS). To find out more about us, visit our website: www.cellectis.com

Talking about gene editing? We do it. TALEN® is a registered trademark owned by the Cellectis Group.

Disclaimer

This press release and the information contained herein do not constitute an offer to sell or subscribe, or a solicitation of an offer to buy or subscribe, for shares in Cellectis in any country. This press release contains forward-looking statements that relate to the Company’s objectives based on the current expectations and assumptions of the Company’s management only and involve risk and uncertainties that could cause the Company to fail to achieve the objectives expressed by the forward-looking statements above.

CONTACT:
Cellectis
Media:
Jennifer Moore, 917-580-1088
VP of Communications
media@cellectis.com
or
Caitlin Kasunich, 212-896-1241
KCSA Strategic Communications
ckasunich@kcsa.com
or
IR:
Simon Harnest, 646-385-9008
VP of Corporate Strategy and Finance
simon.harnest@cellectis.com